Exhibit 99.1

OceanFirst Financial Corp. Expands Central and Southern New Jersey

Presence with Cape Bancorp, Inc. Merger

FOR IMMEDIATE RELEASE

Toms River, NJ, and Cape May Court House, NJ, January 5, 2016 – OceanFirst Financial Corp. (“OceanFirst”) (NASDAQ: OCFC), headquartered in Toms River, New Jersey, and Cape Bancorp, Inc. (“Cape”) (NASDAQ: CBNJ), headquartered in Cape May Court House, New Jersey, jointly announced today that they have entered into a definitive agreement and plan of merger pursuant to which Cape, the holding company and parent of Cape Bank, will merge with and into OceanFirst, the holding company and parent of OceanFirst Bank. Cape Bank will also merge with and into OceanFirst Bank. The transaction is valued at approximately $15.00 per Cape common share or approximately $208.1 million in the aggregate.

Founded in 1923, Cape Bank is one of Southern New Jersey’s largest community banks with approximately $1.6 billion in total assets, $1.3 billion in total deposits and $1.1 billion in gross loans. Cape operates 22 full-service banking centers and five loan offices, including two in the Philadelphia metropolitan area. The transaction will enrich OceanFirst’s distribution, scale and core deposit funding base, creating the largest New Jersey headquartered bank operating in Central and Southern New Jersey. At closing, the combined institution is expected to have approximately $4.3 billion in total assets, $3.4 billion in total deposits, $3.2 billion in gross loans and 49 full-service banking locations.

Under the terms of the merger agreement, which has been unanimously approved by the Board of Directors of both companies, upon completion of the merger, shareholders of Cape common stock will be entitled to receive $2.25 in cash and 0.6375 shares of OceanFirst common stock for each share of Cape common stock held by the Cape shareholders. The transaction is expected to close in the summer of 2016, subject to approval by the shareholders of each company, receipt of all required regulatory approvals and fulfillment of other customary closing conditions.

The purchase price equates to 141% of Cape’s September 30, 2015 tangible book value, 4.9% premium to core deposits, 19.1x Cape’s 2015 core earnings, and 10.2x Cape’s estimated 2016 earnings (including fully phased-in cost synergies). Tangible book value per common share is expected to be diluted by approximately 6.4% at closing with a projected earnback period of 3.5 years using the crossover1 method.

[1]	Calculated as the time period which OceanFirst’s pro forma tangible book value per share equals OceanFirst’s projected stand-alone tangible book value per share.

The transaction includes strong earnings per share accretion in the first full year of approximately 13.0%. The combined company is structured to support enhanced financial return targets of greater than 1.0% return on average assets and greater than 12.0% return on average tangible common equity.

OceanFirst expects to incur pre-tax merger and integration costs of approximately $15.5 million and to achieve cost synergies totaling approximately 33% of Cape’s non-interest expenses or $12.2 million per year once fully phased-in.

“We are excited to welcome Cape Bank customers, employees, and 22 additional locations to the OceanFirst family. This opportunity will provide additional scale that will enhance our core deposit franchise, including the significant deposit market share position in key Central and Southern New Jersey counties” said Christopher D. Maher, President and Chief Executive Officer of OceanFirst. Mr. Maher added that “these locations represent a complementary market extension of our New Jersey network, providing a low-cost core deposit funding base.”

Mr. Maher further commented, “Additionally, Cape’s investment in expanding commercial lending capabilities has delivered a loan portfolio that provides greater geographic diversification. Cape’s commercial lending team will enable the expansion of our commercial lending strategy into the demographically attractive Philadelphia metropolitan area. We look forward to continuing to provide extraordinary customer care to all of our OceanFirst customers, as well as providing enhanced value to our shareholders.”

Michael D. Devlin, President and Chief Executive Officer of Cape, echoed Mr. Maher’s comments stating, “I am very proud of the organization and customer relationships our team has cultivated over the years. We are excited to partner with OceanFirst and to create the largest New Jersey based community bank operating in Central and Southern New Jersey. Our combined presence in New Jersey and OceanFirst’s expanded residential, commercial and wealth management services will benefit our customers and employees. We look forward to working with OceanFirst and building additional value for our combined shareholders and communities.”

Upon completion of the transaction, Michael Devlin is expected to join the OceanFirst Board of Directors, where he would provide the OceanFirst Board insight from his extensive banking and professional experience.

Sandler O’Neill + Partners, L.P. served as financial advisor to OceanFirst and rendered a fairness opinion to OceanFirst’s Board of Directors in connection with the transaction. Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal counsel to OceanFirst. Raymond James & Associates, Inc. served as financial advisor to Cape and rendered a fairness opinion to Cape’s Board of Directors in connection with the transaction. Luse Gorman, PC is serving as legal counsel to Cape.

Conference Call

OceanFirst will host a conference call to discuss the transaction on Wednesday, January 6, 2016 at 11:00 a.m. Eastern Time. The direct dial number for the call is 1-888-338-7143. For those unable to participate in the conference call, a replay will be available. To access the replay, dial 1-877-344-7529, Replay Conference Number 10078464 from one hour after the end of the call until April 6, 2016. The conference call will also be available via the Internet by accessing the Company’s web address: www.oceanfirst.com – Investor Relations. Web users should go to the site at least fifteen minutes prior to the call to register, download and install any necessary software. A copy of the slide presentation will also be available on the website by going to Investor Relations and clicking on Presentations.

About OceanFirst Financial Corp.

OceanFirst Financial Corp.’s subsidiary, OceanFirst Bank, founded in 1902, is a community bank with $2.6 billion in assets and 27 branches located in Ocean, Monmouth and Middlesex Counties, New Jersey. OceanFirst Bank delivers commercial and residential financing solutions, wealth management, and deposit services throughout the central New Jersey region and is the largest and oldest community-based financial institution headquartered in Ocean County, New Jersey.

About Cape Bancorp, Inc.

Cape Bancorp, Inc. is the holding company for Cape Bank, a full service institution providing a complete line of high quality banking services to small and mid-sized businesses, professionals and individuals located in its primary market area of Atlantic, Cape, May, Cumberland and Gloucester Counties, New Jersey. Cape Bank offers a full menu of deposit and lending options designed to fit any need. The goal of Cape Bank is to develop strong customer relationships providing these services through its 22 branches. Cape Bancorp, Inc. is headquartered in Cape May Court House, New Jersey.

Forward-Looking Statements

This joint press release contains forward-looking statements. These forward-looking statements may include: management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Cape assumes any duty and does not undertake to update forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that OceanFirst or Cape anticipated in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, Cape’s Annual Report on Form 10-K those disclosed in OceanFirst’s and Cape’s respective other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility: that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, OceanFirst’s and Cape’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers, employees and other constituents to the transaction; and diversion of management time on merger-related matters. For any forward-looking statements made in this press release or in any documents, OceanFirst and Cape claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information about the Transaction

This communication is being made in respect of the proposed transaction involving OceanFirst and Cape. This material is not a solicitation of any vote or approval of OceanFirst’s or Cape’s shareholders and is not a substitute for the joint proxy statement/prospectus or any other documents which OceanFirst and Cape may send to their respective shareholders in connection with the proposed merger. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, OceanFirst intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of OceanFirst and Cape are urged to carefully read the entire joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst, Cape and the proposed merger. Investors and security holders are also urged to carefully review and consider each of OceanFirst’s and Cape’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. When available, copies of the joint proxy statement/prospectus will be mailed to the respective shareholders of OceanFirst and Cape. When available, copies of the joint proxy statement/prospectus also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to OceanFirst Financial Corp., 975 Hooper Avenue, Toms River, New Jersey 08753, Attn: Christopher D. Maher or Cape Bancorp, Inc., 225 North Main Street, Cape May Court House, NJ 08210, Attn: Michael D. Devlin, President and Chief Executive Officer.

Participants in the Solicitation

OceanFirst, Cape and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of OceanFirst’s and Cape’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of OceanFirst and their ownership of OceanFirst common stock is set forth in the proxy statement for OceanFirst’s 2015 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on March 27, 2015. Information about the directors and executive officers of Cape and their ownership of Cape’s common stock is set forth in the proxy statement for Cape’s 2015 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 24, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of OceanFirst’s or Cape’s shareholders in connection with the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Contacts:

For OceanFirst Financial Corp.:

Christopher D. Maher, 732-240-4500

President and Chief Executive Officer

or

For Cape Bancorp, Inc.:

Michael D. Devlin, 609-465-5600

President and Chief Executive Officer